August 29, 2006


 VIA EDGAR
 ---------

 Mr. Jim B. Rosenberg
 Senior Assistant Chief Accountant
 Division of Corporation Finance
 U.S. Securities and Exchange Commission
 Washington, D.C.  20549


 RE:  Hallmark Financial Services, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 23, 2006
      File No. 001-11252


 Dear Mr. Rosenberg:

      By letter dated June 20, 2006, the Staff of the Securities and Exchange Commission ("SEC") provided written comments to Hallmark Financial Services, Inc. (the "Company") regarding the above-referenced filing. The Company responded to such comments by letter filed via EDGAR on July 3, 2006. On August 25, 2006, Ms. Dana Hart of the SEC Staff orally provided three comments to the Company's response. This letter is intended to respond to these additional comments. For your convenience, we have set forth each of the additional comments given to us by Ms. Hart (referenced to the numbered paragraph in the Staff's original comment letter to which it relates) and have followed each such comment with the Company's response.

                          *     *     *     *     *

 COMMENT TO RESPONSE #2:
 ----------------------

 Please tell us whether you intend to include similar disclosure of changes in prior year estimates in the MD&A sections of future filings.

      RESPONSE:
      --------

      Yes, the Company intends to include similar disclosure of changes in prior year estimates in the MD&A sections of future filings, as appropriate.


 COMMENT TO RESPONSE #4:
 ----------------------

 Please confirm that you will disclose in future filings that the 0.5% sensitivity analysis on ultimate loss ratios reflects reasonably likely changes in loss ratio assumptions.

      RESPONSE:
      --------

      Yes, the Company will disclose in future filings that the 0.5% sensitivity analysis on ultimate loss ratios reflects reasonably likely changes in loss ratio estimates.


 COMMENT TO RESPONSE #5:
 ----------------------

 Please provide additional information regarding the production of commercial policies by Hallmark General Agency for third party insurance carriers. Specifically address the following:

 a. Whether transactions are accounted for as insurance contracts or brokerage transactions;

 b.  All parties involved in these transactions;

 c. When you started to retain 100% of these policies and began reflecting the related unearned premiums and losses for these policies in your financial statements;

 d.  The cash inflows and outflows related to these transactions; and

 e.  Who the prepaid commission was paid to and why.

      RESPONSE:
      --------

      a. These transactions are insurance contracts on third party paper accounted for under agency accounting.

      b. The parties involved in these contracts prior to July 1, 2005 were the policyholder, the retail agent, Hallmark General Agency, Inc. ("HGA"), and Clarendon National Insurance Company ("CNIC").

      c. We began assuming 50% of this business on American Hallmark Insurance Company ("AHIC") on July 1, 2005. Thereafter, we began assuming less from CNIC and direct writing more of this business as we received our licenses over the next six months. By December 31, 2005 we were direct writing 100% of HGA new and renewal business on AHIC.

      d. The flow of cash from these transactions with CNIC occurred as follows:

                1. Premiums paid by the policyholder were either remitted directly by the policyholder or through the retail agent to a CNIC premium trust account.

                2. Monthly, ceding commissions were paid to HGA out of the CNIC premium trust account.

                3. HGA paid retail agent commissions monthly to various agents based on written premium.

           The flow of cash from the insurance contracts written on AHIC are the same as any direct business written on an insurance company.

      e. The prepaid commission was paid by HGA to the retail agents. These commissions were refundable by the retail agents. HGA paid the commission based on written premium but incurred the cost as the underlying premium was earned. It is common industry practice to pay the retail agents based on written premium.

                          *     *     *     *     *

      In connection with our response to the Staff's comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We trust that the foregoing responds sufficiently to the Staff's additional comments. If you have any questions concerning the Company's responses, please do not hesitate to contact our Chief Accounting Officer, Jeffrey R. Passmore, or the undersigned at 817-348-1600.

                                    Very truly yours,


                                    /s/ Mark J. Morrison
                                    --------------------
                                    Mark J. Morrison
                                    President and Chief Executive Officer


 cc:  Mark E. Schwarz, Executive Chairman
      Jeffrey R. Passmore, Chief Accounting Officer
      Cecil R. Wise, General Counsel
      Steven D. Davidson, Esq.
      Anne M. Mascarenhas, CPA